Exhibit 99.2

EXECUTION VERSION

ACUITYADS HOLDINGS INC.

Common Shares

UNDERWRITING AGREEMENT

June 9, 2021

To the Managers named in Schedule I hereto for the Underwriters named in Schedule II hereto

Ladies and Gentlemen:

AcuityAds Holdings Inc. (the “Company”), a corporation incorporated under the Canada Business Corporations Act, proposes to issue and sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you are acting as managers (the “Managers”), the number of its common shares of the Company set forth in Schedule I hereto (the “Firm Shares”). The Company also proposes to issue and sell to the several Underwriters not more than the additional number of its common shares set forth in Schedule I hereto (the “Additional Shares” and, together with the Firm Shares, the “Shares”), if and to the extent that you, as Managers of this offering (the “Offering”), shall have determined to exercise, on behalf of the Underwriters, the right to purchase such common shares granted to the Underwriters in Section 2 of this Underwriting Agreement (the “Agreement”). The common shares of the Company to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the “Common Shares.” If the firm or firms listed in Schedule II hereto include only the Managers listed in Schedule I hereto, then the terms “Underwriters” and “Managers” as used herein shall each be deemed to refer to such firm or firms.

The Company meets the requirements under the Securities Act (Ontario) and the securities legislation applicable in each of the other provinces and territories of Canada (collectively, the “Canadian Qualifying Jurisdictions”), and the rules, regulations and national, multi-jurisdictional or local instruments, policy statements, published policies, notices, blanket rulings and orders of the Canadian Securities Commissions (as defined below), and all discretionary rulings and orders applicable to the Company, if any, of the Canadian Securities Commissions (collectively, the “Canadian Securities Laws”), including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”) for the distribution of securities in the Canadian Qualifying Jurisdictions pursuant to a final short form base shelf prospectus. The Company has filed (i) a preliminary short form base shelf prospectus, dated December 21, 2020 and (ii) a final short form base shelf prospectus, dated December 30, 2020, together with all documents incorporated by reference (the “Canadian Base Prospectus”), in respect of up to Cdn$250,000,000 aggregate principal amount of common shares, preference shares, subscription receipts, debt securities, warrants and units of the Company (collectively, the “Shelf Securities”) with the Ontario Securities Commission (the “Reviewing Authority”) and the other Canadian securities regulators in the Canadian Qualifying Jurisdictions (together with the Reviewing Authority, the “Canadian Securities Commissions”); the Reviewing Authority has issued a receipt (the “Receipt”) pursuant to the procedures provided for under Multilateral Instrument 11-102 – Passport System (“MI 11-102”) and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of each of the preliminary short form base shelf prospectus, dated December 21, 2020 and the Canadian Base Prospectus. The Canadian preliminary prospectus supplement relating to the Offering, which excludes certain pricing information and other final terms of the Shares and which has been filed with the Canadian Securities Commissions on June 8, 2021, together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the Offering, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Canadian Securities Commissions in accordance with the Canadian Shelf Procedures, together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus.”

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”). The Company has filed a registration statement on Form F-10 (File No. 333-256909) in respect of the Shelf Securities with the Commission on June 8, 2021 and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement (such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein are hereinafter referred to collectively as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement on Form F-10 became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement relating to the Offering contained in the Registration Statement at the time the registration statement on Form F-10 became effective (which consists of the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Preliminary Prospectus”; the U.S. final prospectus supplement relating to the Offering to be filed with the Commission pursuant to General Instruction II.L of Form F-10 (which consists of the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Final Prospectus.”

As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus (as defined below), the Preliminary Prospectuses or the Prospectuses or any free writing prospectus shall include all documents subsequently filed or furnished by the Company with or to the Canadian Securities Commissions or the Commission pursuant to Canadian Securities Laws or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the free writing prospectuses, if any, and the pricing information, each identified in Schedule I hereto, “road show” means (except for purposes of Section 3 hereof) a “road show” as defined in Rule 433(h) under the Securities Act that has been made available without restriction to any person, “marketing materials” has the meaning ascribed to such term in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”), “provide,” in the context of sending or making available marketing materials to a potential investor, has the meaning ascribed to such term under Canadian Securities Laws; “template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101; and “misrepresentation” means a misrepresentation for the purposes of applicable Canadian Securities Laws or any of them.

As used herein, the terms “Registration Statement”, “U.S. Preliminary Prospectus”, “Canadian Preliminary Prospectus”, “Time of Sale Prospectus”, “Canadian Final Prospectus” and “U.S. Final Prospectus” shall include the documents incorporated by reference therein from time to time.

1.	Representations and Warranties of the Company.

The Company represents and warrants to each of the Underwriters as of the date hereof, as of the Closing Date and as of each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), and agrees with each of the Underwriters, that:

(a)	The Company (i) has been duly incorporated and is a corporation existing under the laws of Canada and is and will at the Closing Date be current and up-to-date with all material filings required to be made and in good standing under the Canada Business Corporations Act, (ii) has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its Business Assets (as defined below), and to conduct its business as now carried on by it or proposed to be carried on by it as described in the Time of Sale Prospectus and the Prospectuses and (iii) has all requisite corporate power and authority to create, issue and sell the Shares and to enter into, execute, deliver and perform its obligations under this Agreement (including the execution and delivery of the Registration Statement, the Preliminary Prospectuses and the Prospectuses, as applicable, and the filing thereof with the Canadian Securities Commissions and the Commission, as applicable).

(b)	The Company’s only direct and indirect subsidiaries are listed in Schedule III (each a “Subsidiary” and collectively, the “Subsidiaries”), which schedule is true, complete and accurate in all material respects. The Subsidiaries are corporations incorporated, organized and existing under the laws of the jurisdiction of incorporation set out in Schedule III, are current and up-to-date with all material filings required to be made and have all requisite corporate power and capacity to own, lease and operate their properties and assets, including their Business Assets, and to conduct their businesses as is now carried on by them or proposed to be carried on by them as described in the Time of Sale Prospectus and the Prospectuses, and are duly qualified to transact business and are in good standing in each jurisdiction in which such qualification is required. All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Company, free and clear of any liens, and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of such subsidiary. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of the Subsidiaries.

(c)	Other than AcuityAds Inc., AcuityAds US Inc., Adman Interactive S.L.U. and 140 Proof, Inc. (collectively, the “Material Subsidiaries”), the Company has no subsidiary and no investment in any person which in either case is or would reasonably be expected to be material to the business and affairs of the Company. The authorized and issued share capital of the Material Subsidiaries as set forth in Schedule III is true and correct in all material respects.

(d)	The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares of the Company (the "Preferred Shares"), of which 54,710,333 Common Shares (and no more) and no Preferred Shares are outstanding as at the date of this Agreement. All of the issued and outstanding shares in the capital of the Company, have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares in the capital of the Company were issued in violation of the pre-emptive rights of any securityholder of the Company. As at the date of this Agreement, there are 1,242,186 outstanding options to purchase Common Shares issued by the Company pursuant to the Company’s predecessor stock option plan (the “Stock Option Plan”), 35,000 outstanding options to purchase Common Shares issued by the Company pursuant to the Company’s omnibus long-term incentive plan (the “LTIP”), 798,457 outstanding deferred share units issued by the Company pursuant to the Company’s predecessor deferred share unit plan (the “DSU Plan”), and 1,196,122 outstanding restricted share units issued by the Company pursuant to the LTIP. No other options, warrants or rights to acquire Common Shares from the capital of the Company are outstanding.

(e)	The form of certificates respecting the Common Shares has been approved and adopted by the board of directors of the Company and do not conflict and will not conflict with any applicable laws, rules, regulations, policies, statutes, ordinances, codes, orders, consents, decrees, judgments, decisions, rulings, awards, or guidelines, the terms and conditions of any permits, including any judicial or administrative interpretation thereof, of any Governmental Authority (as defined below) (collectively, the “Applicable Laws”) and comply with the rules and regulations of the Toronto Stock Exchange (“TSX”).

(f)	The currently issued and outstanding Common Shares are listed on the TSX and no order ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Shares or the trading of any of the Company’s issued securities has been issued and no proceedings for such purpose are pending or threatened.

(g)	No order ceasing or suspending trading in the securities of the Company or prohibiting the sale of securities by the Company has been issued by an exchange or securities regulatory authority and no proceedings for this purpose have been instituted or are, to the Company’s knowledge, pending, contemplated or threatened.

(h)	The Company is currently a reporting issuer in the Canadian Qualifying Jurisdictions, and is not included on a list of defaulting issuers for the purposes of the Securities Act (Ontario) and the corresponding provisions of Canadian Securities Laws in the Canadian Qualifying Jurisdictions which recognize the concept of reporting issuer status.

(i)	The Firm Shares, at or prior to the Closing Date and the Additional Shares, upon an Option Closing Date, shall be duly and validly authorized for issuance and sale pursuant to this Agreement and upon receipt of payment by the Company following the issuance and delivery by the Company in accordance with the terms of this Agreement, will be validly issued as fully paid and non-assessable Common Shares.

(j)	Subject to the qualifications and limitations described under “Eligibility for Investment” in the Canadian Preliminary Prospectus and the Canadian Final Prospectus, the Shares will be qualified investments under the Income Tax Act (Canada) and the regulations under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, a registered disability savings plan and tax free savings accounts.

(k)	TSX Trust Company at its offices in Toronto, Ontario has been duly appointed as the transfer agent and registrar for the Common Shares.

(l)	Neither the Company nor any of its Subsidiaries are in material violation, material default or material breach of, and the execution, delivery and performance of this Agreement, the Time of Sale Prospectus and the Prospectuses, and the consummation of the transactions and compliance by the Company with its obligations under this Agreement and the Time of Sale Prospectus and the Prospectuses and the sale of the Shares do not and will not, whether with or without the giving of notice or passage of time or both, result in a material violation, material default or material breach of, or material conflict with, or result in any event or condition which gives the holder of any Debt Instrument (as defined below) (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a material portion of such indebtedness by the Company or its Subsidiaries or the creation or imposition of any material lien upon any property or assets of the Company or the Subsidiaries under the terms or provisions under (i) any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents, including licenses, sub-licenses, supply agreements, manufacturing agreements, distribution agreements, sales agreements, or any other similar type agreements, to which the Company or its Subsidiaries is a party or to which their assets are otherwise bound, and which is material to the Company and its Subsidiaries on a consolidated basis (“Material Agreements”) or any and all loans, bonds, notes, debentures, indentures, promissory notes, mortgages, guarantees or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company or its Subsidiaries are a party or to which their property or assets are otherwise bound (“Debt Instruments”), (ii) the articles or by-laws or other constating documents or resolutions of the directors or shareholders of the Company or the Subsidiaries, (iii) any existing Applicable Laws, including under Canadian Securities Laws, U.S. federal and state securities laws (collectively, “Securities Laws”), (iv) any judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or the Subsidiaries or any of their assets, properties or operations.

(m)	The Company has taken, or will have taken prior to the Closing Date, all necessary corporate action, to (i) authorize the execution, delivery and performance of this Agreement, (ii) authorize the execution and filing, as applicable, of the Time of Sale Prospectus and the Prospectuses, and (iii) validly issue and sell the Shares as fully paid and non-assessable Common Shares.

(n)	This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, provided that enforcement thereof may be limited by the effect of bankruptcy, insolvency and other similar laws affecting the rights of creditors generally and general equitable principles, including the limitation that rights of indemnity, contribution and waiver may be limited by Applicable Laws.

(o)	No person, firm or corporation, as at the date hereof (other than the Underwriters), has entered into any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase, subscription or issuance of any of the unissued shares, securities or warrants (including convertible securities or warrants) of the Company except for Common Shares and convertible securities issued pursuant to the Stock Option Plan, the DSU Plan or the LTIP as described in the Time of Sale Prospectus and as will be described in the Prospectuses.

(p)	The execution and delivery of this Agreement and the fulfilment of the terms of this Agreement by the Company and the issuance, sale and delivery of the Firm Shares to be issued and sold by the Company and Additional Shares, if any, do not and will not require the consent, approval, authorization, registration or qualification of or with any (i) federal, provincial, state, municipal, local or other government or body, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above, and (iv) any stock exchange (collectively, “Governmental Authority”) or other third party (including under the terms of any Material Agreement or Debt Instrument), except (i) those which have been obtained or those which may be required and shall be obtained prior to the Closing Date under the Securities Laws or the rules of the TSX and Nasdaq, including in compliance with the Securities Laws regarding the distribution of the Firm Shares and Additional Shares, if any, in the Canadian Qualifying Jurisdictions (other than the Province of Québec) or in the United States and (ii) such customary post-closing notices or filings required to be submitted within the applicable time frame pursuant to Securities Laws, as may be required in connection with the Offering.

(q)	With respect to any material forward-looking information contained in the Registration Statement, the Time of Sale Prospectus, the Prospectuses and Company’s public disclosure documents, including for certainty all financial statements, related management’s discussion and analysis, management information circulars, annual information forms, material change reports or other documents filed by the Company, whether before or after the date of this Agreement, that are required by Applicable Laws to be incorporated by reference into the Time of Sale Prospectus and the Prospectuses:

(i)	the Company has a reasonable basis for the forward-looking information; and

(ii)	all material forward-looking information is identified as such, and all such documents cautions users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information; and accurately states the material factors or assumptions used to develop forward-looking information.

(r)	The audited consolidated financial statements of the Company for the years ended December 31, 2020 and December 31, 2019, together with the notes thereto and the auditors’ report thereon; and (ii) the unaudited consolidated financial statement of the Company for the three months ended March 31, 2021, including the notes thereto (the “Financial Statements”) (i) present fairly, in all material respects, the financial position, results of operations, cash flows and all of the assets and liabilities of the Company, in each case on a consolidated basis, for the periods ended on, and as at, the dates indicated therein (on a consolidated basis), (ii) have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods involved and are in accordance with the books and records of the Company, (iii) do not contain any misrepresentation, (iv) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial position of the business of the Company for the periods covered thereby, and (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company in accordance with IFRS and the Company is not aware of any fact that is required by IFRS or by Applicable Laws to be stated or reflected therein or which is necessary to make the statements contained therein not materially incorrect in accordance with IFRS and Applicable Laws. There are no off balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company with unconsolidated entities or other persons that would reasonably be expected to be material to an investor in making a decision to purchase the Shares, other than as disclosed in the Financial Statements.

(s)	The financial information, including the Financial Statements, the Company’s management’s discussion and analysis of the financial condition and results of operations in respect of those statements and the sections in the Time of Sale Prospectus and that will be in the Prospectuses entitled “Non-IFRS Measures and Industry Metrics,” “Consolidated Capitalization” and statistical and accounting data (other than industry data derived from industry sources or based upon estimates of management of the applicable person) (the “Financial Data”) contained or incorporated by reference in the Time of Sale Prospectus and Prospectuses is, and the Financial Data that will be contained or incorporated by reference in the Prospectuses will be, presented fairly in all material respects, and such Financial Data contains or will contain, as the case may be, no misrepresentation and was or will be, as the case may be, compiled on a basis consistent with that of the audited or unaudited, as applicable, consolidated financial statements of the Company incorporated by reference in the Prospectus from which they were derived.

(t)	The auditors who reported on and certified the Financial Statements for the years ended December 31, 2020 and 2019 are independent with respect to the Company within the meaning of Securities Laws and the rules of the Canadian Institute of Chartered Accountants and the Public Company Accounting Oversight Board (United States) and there has not been a “reportable event” within the meaning of Securities Laws with the current auditors of the Company during the last three years.

(u)	The Company has established and maintains a system of “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) as required by NI 52-109 and Canadian Securities Laws (and subject to applicable exemptions therefrom) and the Company is not aware, and has not been advised by its auditors, of any “material weakness” (as defined in NI 52-109) except as disclosed in the Time of Sale Prospectus and the Prospectuses.

(v)	Neither the Company nor any Subsidiary has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, other than liabilities, obligations, or indebtedness or commitments (i) incurred in the normal course of business, or (ii) which would not, individually or in the aggregate, be an event, change, fact, or state of being which has or could reasonably be expected to have a material adverse effect on the business, affairs, capital, operation, properties, permits, assets (including intangible assets), liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise), cash flows, income, or results of operations of the Company and its Subsidiaries considered on a consolidated basis (“Material Adverse Effect”).

(w)	There are no material liabilities of the Company whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Registration Statement, the Time of Sale Prospectus and the Prospectuses.

(x)	Since the respective dates as of which information is given in the Time of Sale Prospectus and the Prospectuses, and except as otherwise disclosed in the Time of Sale Prospectus and the Prospectuses: (i) there has been no material adverse change, or any development involving a prospective material adverse change, in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and each of the Subsidiaries (as defined below), taken as a whole and as a going concern; (ii) there have been no transactions entered into by the Company or any of the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its Subsidiaries on a consolidated basis; (iii) there has not been any material change in the capital stock or long term debt of the Company and its Subsidiaries on a consolidated basis; and (iv) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its share capital.

(y)	The Company is not aware of any legislation or proposed legislation published by a Governmental Authority which it reasonably believes will have a Material Adverse Effect.

(z)	There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the Company’s knowledge, threatened against the Company or any Subsidiary at law or in equity which is likely to result in an order, ruling or decision which would have a Material Adverse Effect.

(aa)	There are no judgments against the Company or the Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or its assets are subject.

(bb)	The Company and each of its Subsidiaries (i) has accurately and timely filed all required returns and information in respect of taxes, except where the failure to make such filing would not have a Material Adverse Effect; (ii) has paid or made adequate provision for the payment of all taxes (or payments in lieu of taxes) and other assessments of a similar nature which are due and payable or claimed to be due in writing by any Governmental Authority, including interest and penalties applicable thereto, or has accrued such amounts in its financial statements for the payment of such taxes except for taxes (x) which are not delinquent, (y) which are being contested in good faith and for which adequate reserves have been provided or (z) for which the failure to so pay or accrue would not have a Material Adverse Effect; (iii) has collected all amounts on account of sales or transfer taxes required by law to be collected and has timely remitted such amounts to an appropriate Governmental Authority, except where the failure to collect and remit such taxes would not have a Material Adverse Effect; (iv) is not a party to any agreement, waiver or arrangement with any Governmental Authority which relates to any extension of time with respect to the filing of any tax returns, elections, designations or similar filings relating to taxes, any payment of taxes or any assessment or collection thereof; (v) confirms there is no material action, suit, proceeding, investigation, audit or claim pending, or to its knowledge, threatened by any Governmental Authority with respect to taxes; and (iv) confirms there are no material liens for taxes upon the assets of the Company or any of its Subsidiaries.

(cc)	The Company and each Subsidiary (i) are conducting their business, operations and affairs in compliance in all material respects with all Applicable Laws of each jurisdiction in which the business, operations and affairs are carried on, the Company and each Subsidiaries, respectively, and with the requirements of all applicable Governmental Authority material to the Company and each Subsidiary, including, without limitation, all Securities Laws and Applicable Laws relating to the Company’s and each Subsidiary’s business, operations and affairs and (ii) are licensed, registered or qualified in all jurisdictions in which they own, lease or operate property or carry on business to enable the business, operations and affairs to be carried on as now conducted, or currently proposed to be conducted, and their property and assets to be owned, leased and operated, except where the lack of such license, registration or qualification would not and will not result in any Material Adverse Effect, and to the Company’s knowledge:

(i)	all such licenses, leases, permits, consents are valid, subsisting and in good standing, and

(ii)	all fees and payments required to have been paid with respect to such property and assets have been fully paid as of the date of this Agreement,

except in respect of matters which do not and will not result in any Material Adverse Effect.

(dd)	No labor dispute with the employees of the Company or any Subsidiary exists or is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its Subsidiaries’ principal suppliers, manufacturers, clients, customers or contractors, which, in either case, may reasonably be expected to result in a Material Adverse Effect.

(ee)	Other than as contemplated by this Agreement, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any of the transactions contemplated by this Agreement.

(ff)	To the knowledge of the Company, there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company.

(gg)	The Company or its Subsidiaries has the right and authority to use individually and collectively, howsoever created and wherever located (i) all domestic and foreign patents and applications for patents and all reissues, divisions, continuations, renewals, extensions and continuations-in-part, (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology, technical data, schematics and customer lists and all documentation relating to any of the foregoing, (iii) all copyrights, copyright registrations and applications for copyrights and all other rights corresponding to copyrights throughout the world, (iv) all trade names, domain names, corporate names, trade dress, logos, common law trade-marks, trade-mark registrations and applications for any of the foregoing, and (v) all computer programs, applications and software (both in source code and object code form) and any proprietary rights in those computer programs, applications and software, including documentation and other materials related to any of the foregoing, that are owned or used by the Company or any Subsidiary (the “Intellectual Property”). The Intellectual Property is sufficient to conduct the Company’s and its Subsidiaries’ business, operations and affairs as presently conducted.

(hh)	For the Intellectual Property which is not owned by the Company or its Subsidiaries, such Intellectual Property is being used by the Company or its Subsidiaries with the consent of or license from the rightful owners of such Intellectual Property, to the best of the Company’s knowledge, all those consents and licenses relating to the Intellectual Property are in good standing, binding and enforceable in accordance with their respective terms, provided that enforcement thereof may be limited by the effect of bankruptcy, insolvency and other similar laws affecting the rights of creditors generally and general equitable principles, and, to the Company’s knowledge, no default exists on the part of the Company or its Subsidiaries under such consents and licenses.

(ii)	The Company or a Subsidiary is the legal and beneficial owner of all Intellectual Property held by the Company and its Subsidiaries, free and clear of all liens, and is not a party to or bound by any obligation whatsoever that limits or impairs its ability to sell, transfer, assign or convey, or that otherwise affects, such Intellectual Property.

(jj)	All of the material Intellectual Property that has been developed or created by employees of the Company or a Subsidiary or pursuant to contracts between consultants or contractors and the Company or a Subsidiary, has been assigned to the Company or a Subsidiary in writing or in such other enforceable manner.

(kk)	The Company is not aware of any facts that have a Material Adverse Effect on the validity or enforceability of any of the Intellectual Property owned by the Company or a Subsidiary.

(ll)	No material royalty or other fee is required to be paid by the Company or a Subsidiary to any other person in respect of the use of any of the Intellectual Property.

(mm)	All computer equipment, including desktop and laptop computers, servers, peripheral devices, storage media and other hardware and all computer software, including operating systems, application systems, and other software (“Information Technology”) of the Company and its Subsidiaries adequately meets the data processing needs of the Company and its Subsidiaries. The data processing and data storage facilities of the Company and its Subsidiaries owned, leased or otherwise used by the Company and its Subsidiaries are adequate for the purpose of the conduct of the Company and its Subsidiaries and are protected in accordance with such industry standards. The Company and its Subsidiaries have arranged for back-up data processing services that are in all material respects adequate to meet their respective data processing needs in the event the material Information Technology or any of their material components are rendered temporarily or permanently inoperative as a result of a natural or other disaster.

(nn)	Except in each case as would not reasonably be expected to have a Material Adverse Effect, (a) the Company and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted, (b) the Company and its Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to control risks and to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability, and there are no material incidents under internal review or investigations relating to the same, (c) the Company and its Subsidiaries presently comply, and have complied at all times, with all applicable laws, statutes, and industry standards, and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority (including, but not limited to, the European Union General Data Protection Regulation, the Canadian Personal Information Protection and Electronic Documents Act, and the Payment Card Industry Data Security Standard, each where applicable), and internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification and (d) the Company and its Subsidiaries have entered into data processing agreements compliant in all material respects with all applicable laws relating to the privacy and security of IT Systems and Personal Data with each of its clients, and the Company has implemented compliance measures to ensure that its clients are in material compliance with the terms of such data processing agreements.

(oo)	The Registration Statement has become effective pursuant to Rule 467(a) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose or pursuant to Section 8A under the Securities Act are pending before or, to the Company’s knowledge, threatened by the Commission. The Receipt has been obtained under the Passport System from the Reviewing Authority in respect of the Canadian Base Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of the Shares has been issued by any Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by any Canadian Securities Commission; and any request made to the Company on the part of any Canadian Securities Commission for additional information has been complied with.

(pp)	(i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the U.S. Final Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, and each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Final Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with Canadian Securities Laws; (ii) the Registration Statement, when it became effective, did not contain, and as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not, and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Canadian Final Prospectus, as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and at the Closing Date (as defined below), will not contain any misrepresentation or untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (v) the Registration Statement and the U.S. Final Prospectus comply, and as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (vi) the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws, (vii) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the Offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 4), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (viii) each road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ix) as of its date and as of the Closing Date, the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute full, true and plain disclosure of all material facts relating to the Shares, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Managers expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 8(b) hereof. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission thereunder.

(qq)	Any marketing materials that the Company is required to file with or deliver to the Canadian Securities Commissions has been, or will be, filed with or delivered to the Canadian Securities Commission in accordance with the requirements of Canadian Securities Laws. Any marketing materials that the Company has filed or delivered, or is required to file or deliver, in connection with the Offering pursuant to Canadian Securities Laws or that was prepared by or on behalf of or used or referred to by the Company (i) does not and will not, at the time of any filing, delivery or use thereof in accordance with this Agreement, contain any misrepresentation or untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made not misleading, and (ii) complies or will comply in all material respects with the applicable requirements of Canadian Securities Laws. Except for the marketing materials, if any, identified in Schedule I hereto that have been, or will be, filed with or delivered to the Canadian Securities Commission in accordance with the requirements of Canadian Securities Laws, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any marketing materials.

(rr)	The Company is not an “ineligible issuer” in connection with the Offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, in connection with the Offering pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule I hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(ss)	The Company is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, including insider reporting obligations and, without limiting the generality of the foregoing, there has been no material fact or material change (within the meaning of the Securities Act (Ontario) relating to the Company which has not been publicly disclosed and the information and statements publicly filed on SEDAR by the Company since January 1, 2019, were true and correct as of the respective dates of such information and statements and at the time such documents were filed or furnished, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading and the Company has not filed any confidential material change reports which remain confidential as at the date of this Agreement. There are no circumstances currently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous provisions under Securities Laws in the Qualifying Jurisdictions.

(tt)	The Company and its Subsidiaries have good, valid and marketable title to all tangible and intangible property and assets owned (either directly or indirectly), leased, licensed, loaned, operated or used, including all real property, fixed assets, facilities, equipment, inventories and accounts receivable, by the Company and the Subsidiaries (collectively, “Business Assets”) are free and clear of all liens, and have all necessary rights in respect of all of their Business Assets that are leased, licensed, loaned, operated or used by them or over which they have rights No other material rights or Business Assets are necessary for the conduct of the Company and its Subsidiaries as currently conducted or as proposed to be conducted. The Company knows of no claim or basis for any claim that might or could have a Material Adverse Effect on the rights of the Company or the Subsidiaries to use, transfer, lease, license, operate, sell or otherwise exploit such Business Assets and neither the Company nor any Subsidiary has any obligation to pay any commission, license fee or similar payment to any person in respect such Business Assets, other than as disclosed in the Time of Sale Prospectus and the Prospectuses and there are no outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the rights, title or interests in the Business Assets owned by the Company and its Subsidiaries.

(uu)	Neither the Company nor any of its Subsidiaries owns any real property.

(vv)	Except as disclosed in the Time of Sale Prospectus and the Prospectuses, none of the directors, officers or shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Common Shares or any known associate or affiliate of any such person, had or has any interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company and its Subsidiaries on a consolidated basis.

(ww)	With respect to any premises which are material to the Company and/or any of its Subsidiaries and which the Company or any of its Subsidiaries occupy as tenant (“Leased Premises”), the Company or any of its Subsidiaries who occupy the Leased Premises have the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or the Subsidiaries occupy the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described in this Agreement by the Company will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases.

(xx)	The Preliminary Prospectuses and the Prospectuses disclose, to the extent required by applicable Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(yy)	No material work stoppage, strike, lock-out, labor disruption, dispute grievance, arbitration, proceeding or other conflict with the employees of the Company or the Subsidiaries currently exists or, to the Company’s knowledge, is imminent or pending and the Company and its Subsidiaries are in material compliance with all provisions of all applicable federal, national, regional, provincial, state and local laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours.

(zz)	There are no material complaints against the Company or its Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Company. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation which place any material obligation upon the Company or the Subsidiaries to do or refrain from doing any act. The Company and its Subsidiaries are currently in material compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing under such workers’ compensation, occupational health and safety and similar legislation, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(aaa)	Neither the Company nor its Subsidiaries are party to any collective bargaining agreements with unionized employees. To the Company’s knowledge, no action has been taken or is being contemplated to organize or unionize any other employees of the Company or its Subsidiaries that would have a Material Adverse Effect.

(bbb)	The Company and its Subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their Business Assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Company, its Subsidiaries, and their respective directors, officers and employees, and the Business Assets, are in good standing and in full force and effect in all respects, and not in default. Each of the Company and its Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue business at a cost that would not have a Material Adverse Effect and neither the Company nor the Subsidiaries has failed to promptly give any notice of any material claim under such policies.

(ccc)	All Material Agreements and Debt Instruments required to be described or disclosed in the Time of Sale Prospectus and the Prospectuses have been so described or disclosed and each Material Agreement and Debt Instrument is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with its terms, provided that enforcement thereof may be limited by the effect of bankruptcy, insolvency and other similar laws affecting the rights of creditors generally and general equitable principles. The Company and its Subsidiaries have, in all material respects, performed all obligations in a timely manner under, and are in compliance, in all material respects, with all terms and conditions (including any financial covenants) contained in each Material Agreement and Debt Instrument. Neither the Company nor any Subsidiary are in material breach, violation or default nor has it received any notification from any party claiming that the Company or such Subsidiary is in material breach, violation or default under any Material Agreement or Debt Instrument and no other party, to the Company’s knowledge, is in material breach, violation or default of any term under any Material Agreement or Debt Instrument.

(ddd)	During the previous 12 months, the Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing. Other than as described in the Time of Sale Prospectus and the Prospectuses, there are no restrictions upon or impediment to, the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company.

(eee)	The Company has prepared and filed with the Canadian Securities Commissions the Canadian Base Shelf Prospectus in accordance with the Canadian Shelf Procedures and has obtained a Receipt from the Reviewing Authority for and on behalf of itself and each of the other Canadian Securities Commissions. The aggregate amount of all securities issued pursuant to the Canadian Base Prospectus does not and, upon completion of the Offering, will not exceed Cdn$250,000,000 being the maximum allowable amount thereunder.

(fff)	The Company is eligible to file a short form prospectus in each of the Canadian Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Canadian Final Prospectus there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Shares that will not have been filed as required.

(ggg)	The Company has complied, or will have complied, with all relevant statutory and regulatory requirements required to be complied with prior to the Closing Date in connection with the Offering. Neither the Company nor any Subsidiary is aware of any legislation or proposed legislation, which they anticipate will have a Material Adverse Effect.

(hhh)	To the knowledge of the Company, none of the directors or officers of the Company are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(iii)	The minute books and records of the Company and the Material Subsidiaries made available to counsel for the Underwriters in connection with their due diligence investigation of the Company for the periods requested to the date of this Agreement are all of the minute books and material records of the Company and contain copies of all material proceedings (or certified copies or drafts pending approval) of the shareholders, the directors and all committees of directors of the Company, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Company.

(jjj)	Other than the Company, there is no person that is or will be entitled to demand any of the net proceeds of the Offering.

(kkk)	The operations of the Company and its Subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the Company’s knowledge, threatened.

(lll)	None of the Company or its Subsidiaries or affiliates, or any director, officer, or employee thereof, or, to the Company’s knowledge, any agent or representative of the Company or of any of its Subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) (“Government Official”) in order to influence official action, or to any person in violation of any applicable anti-corruption laws; (ii) the Company and its Subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with such laws and with the representations and warranties contained herein; and (iii) neither the Company nor its Subsidiaries will use, directly or indirectly, the proceeds of the offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.

(mmm)	(i) None of the Company, any of its Subsidiaries, or any director, officer, or employee thereof, or, to the Company’s knowledge, any agent, affiliate or representative of the Company or any of its Subsidiaries, is an individual or entity (“Person”) that is, or is owned or controlled by one or more Persons that are:

(A)           the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), or

(B)            located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea and Syria).

(ii) The Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A)            to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)            in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii) The Company and its Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions. For the past five years, the Company and each of its Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(nnn)	The Shares are conditionally approved for listing on the TSX, subject to the satisfaction of customary conditions required by such exchange. The Company’s outstanding Common Shares and the Shares have been approved for listing on Nasdaq.

(ooo)	The authorized and issued share capital of the Company conforms to the description thereof contained in the Time of Sale Prospectus and the Prospectuses.

(ppp)	To the Company’s knowledge, there have been no past unresolved, and there are no pending or threatened claims, complaints, notices or requests for information received by the Company or the Subsidiaries with respect to any alleged material violation of any applicable federal, provincial, state and local laws, statutes, ordinances, by-laws, regulations, orders, directives and decisions relating to the protection of human health and safety, the environment or the treatment, use, processing, storage, disposal, discharge, transport or handling of hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); no conditions exist at, on or under any property now or previously owned, operated or leased by the Company or the Subsidiaries which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law that, individually or in the aggregate, has or would reasonably be expected to have, a Material Adverse Effect. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Subsidiaries, nor has the Company or the Subsidiaries received notice of any of the same.

(qqq)	The directors of the Company have not adopted a shareholder rights plan or a similar plan and the Company is not party to what is commonly referred to as a shareholder rights plan agreement.

(rrr)	The statistical, industry and market related data included in the Registration Statement, the Time of Sale Prospectus and the Prospectuses are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data agrees with the sources from which it was derived.

(sss)	The acquisitions of the respective businesses and/or companies disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses were effected in compliance with all Applicable Laws in all material respects, and no payments will accrue, be owing or be payable by, the Company or any Subsidiary to any person in connection with any such acquisition except (i) as and to the extent disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; or (ii) except for any such payments as would not be material to the Company and the Subsidiaries (taken as a whole).

(ttt)	The Company has not completed any “significant acquisition” nor is it proposing any “probable acquisitions” (within the meaning of such terms under National Instrument 51-102 – Continuous Disclosure Obligations) that would require the inclusion or incorporation by reference of any additional financial statements or pro forma financial statements in the Preliminary Prospectuses or the Prospectuses or the filing of a business acquisition report pursuant to Canadian Securities Laws.

(uuu)	Except as disclosed in the Financial Statements, neither the Company nor any Subsidiary has made any material loans to or guaranteed the material obligations of any person.

(vvv)	The Company currently intends to use the net proceeds from the issue and sale of the Shares in accordance with the disclosure set out under the heading “Use of Proceeds” in the Preliminary Prospectuses and the Prospectuses, as applicable.

(www)	Neither the Company nor any of its Subsidiaries has any securities rated by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act.

(xxx)	Neither the Company nor any of its Subsidiaries has taken, and the Company and its Subsidiaries will not take, any action which constitutes stabilization or manipulation of the price of the Shares or any “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act) of the Company.

(yyy)	The Company is, and has been since the time of the initial filing of the Registration Statement with the Commission, in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and all applicable rules and regulations promulgated thereunder or implementing provisions thereof (the “Sarbanes-Oxley Act”).

(zzz)	Neither the Company nor any of its Subsidiaries is, and as of the Closing Date or any Option Closing Date and, solely after giving effect to the offer and sale of the Shares and the application of the net proceeds therefrom as described under “Use of Proceeds” in the most recent Preliminary Prospectuses and the Prospectuses, none of them will be, (a) required to register as an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the rules and regulations of the Commission thereunder, or (b) a “business development company” (as defined in Section 2(a)(48) of the Investment Company Act).

(aaaa)	Except as would not reasonably be expected to result in a material adverse change to the condition of the Company, (i) the Company and each of its Subsidiaries are in compliance with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (“ERISA”); (ii) no “reportable event” (as defined in ERISA) has occurred with respect to any “pension plan” (as defined in ERISA) for which the Company would have any liability; (iii) the Company has not incurred and does not expect to incur liability under (A) Title IV of ERISA with respect to termination of, or withdrawal from, any “pension plan” or (B) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the “Code”); and (d) each “pension plan” for which the Company would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, to the Company’s knowledge, whether by action or by failure to act, which would cause the loss of such qualification.

(bbbb)	With the exception of withholding tax levied under the Income Tax Act (Canada), under the current laws and regulations of Canada and the Province of Ontario, all dividends and other distributions declared and payable on the Shares in cash may be freely remitted out of Canada and may be paid in, or freely converted into, United States dollars, in each case without there being required any consent, approval, authorization or order of, or qualification with, any court or governmental agency or body in Canada; and except as disclosed in the Time of Sale Prospectus and Prospectuses, all such dividends and other distributions paid by the Company will not be subject to withholding under the laws and regulations of Canada.

(cccc)	No stamp, documentary, issuance, registration, transfer or other similar taxes or duties are payable by or on behalf of the Underwriters, the Company or any of its Subsidiaries under the Applicable Laws of Canada in connection with (i) the execution, delivery or consummation of this Agreement, (ii) the creation, allotment and issuance of the Shares, (iii) the sale and delivery of the Shares to the Underwriters or purchasers procured by the Underwriters, or (iv) the resale and delivery of the Shares by the Underwriters in the manner contemplated herein.

(dddd)	Subject to the qualifications, assumptions, limitations and understandings set out therein, the statements in the Canadian Preliminary Prospectus and the Canadian Final Prospectus under the heading “Eligibility for Investment” fairly and accurately describe the matters discussed therein.

(eeee)	Subject to the qualifications, assumptions, limitations and understandings set out therein, (i) the statements in the Time of Sale Prospectus and the Prospectuses under the heading “Certain Canadian Federal Income Tax Considerations” fairly describe the principal Canadian federal income tax considerations, as at the date thereof, generally applicable under the Tax Act to a prospective purchaser described therein who acquires Shares pursuant to the Offering, and (ii) the statements in the Time of Sale Prospectus and the Prospectuses under the heading “Certain U.S. Federal Income Tax Considerations” fairly describe the matters described therein as at the date thereof.

(ffff)	Subject to the qualifications, limitations, exceptions and assumptions set forth in the Time of Sale Prospectus and the Prospectuses, the Company does not believe that it was a passive foreign investment company (a “PFIC”), as defined in Section 1297 of the Code for its taxable year ended December 31, 2020.

(gggg)	The Company is a “foreign private issuer” as defined in Rule 405 of the Securities Act.

(hhhh)	From the time of initial filing of the Registration Statement with the Commission (or, if earlier, the first date on which the Company engaged directly or through any person authorized to act on its behalf in any Testing-the-Waters Communication) through the date hereof, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”). “Testing-the-Waters Communication” means any oral or written communication with potential investors undertaken in reliance on Section 5(d) of the Securities Act.

(iiii)	The Company (a) has not alone engaged in any Testing-the-Waters Communication other than Testing-the-Waters Communications with the consent of the Managers with entities that are qualified institutional buyers within the meaning of Rule 144A under the Securities Act or institutions that are accredited investors within the meaning of Rule 501 under the Securities Act and (b) has not authorized anyone other than the Managers to engage in Testing-the-Waters Communications. The Company reconfirms that the Managers have been authorized to act on its behalf in undertaking Testing-the-Waters Communications. The Company has not distributed any Written Testing-the-Waters Communications other than those listed on Schedule I hereto. “Written Testing-the-Waters Communication” means any Testing-the-Waters Communication that is a written communication within the meaning of Rule 405 under the Securities Act.

(jjjj)	As of the time of each sale of the Shares in connection with the Offering when the Prospectuses are not yet available to prospective purchasers, none of (i) any free writing prospectus and (ii) any individual Written Testing-the-Waters Communication included, includes or will include a misrepresentation or an untrue statement of material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

2.	Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company at the purchase price set forth in Schedule I hereto (the “Purchase Price”) the respective numbers of Firm Shares set forth in Schedule II hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly, up to the number of Additional Shares set forth, as applicable, in Schedule I at the Purchase Price, provided, however, that the amount paid by the Underwriters for any Additional Shares shall be reduced by an amount per share equal to any dividends declared by the Company and payable on the Firm Shares but not payable on such Additional Shares. You may exercise this right on behalf of the Underwriters in whole or from time-to-time in part by giving written notice not later than 30 days after the date of this Agreement. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least two business days after the written notice is given and may not be earlier than the Closing Date for the Firm Shares nor later than ten business days after the date of such notice. Additional Shares may be purchased as provided in Section 2 hereof solely for the purpose of covering sales of Common Shares in excess of the number of the Firm Shares. On each Option Closing Date, each Underwriter agrees, severally and not jointly, to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule II hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

3.	Public Offering. The Company is advised by you that the Underwriters propose to make a public offering of their respective portions of the Shares as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable. The Company is further advised by you that the Shares are to be offered to the public upon the terms set forth in the Prospectuses. The Company is further advised by you that prior to the commencement of any “road show” (within the meaning of NI 41-101) undertaken in connection with the marketing of the offering of the Shares you reasonably expected that the Shares would be sold primarily in the United States.

4.	Payment and Delivery. Payment for the Firm Shares to be sold by the Company shall be made to or as directed by the Company in Federal or other funds immediately available in the City of Santa Clara on the closing date and time set forth in Schedule I hereto, or at such other time on the same or such other date, not later than the fifth business day thereafter, as shall be designated in writing by you. The time and date of such payment are hereinafter referred to as the “Closing Date.”

Payment for any Additional Shares to be sold by the Company shall be made to or as directed by the Company in Federal or other funds immediately available in the City of Santa Clara on the date specified in the corresponding notice described in Section 2 or at such other time on the same or on such other date, in any event not later than the third business day thereafter, as shall be designated in writing by you.

The Firm Shares and the Additional Shares shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.

5.	Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject to the following conditions:

(a)	Subsequent to the execution and delivery of this Agreement and prior to the Closing Date there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its Subsidiaries, taken as a whole, from that set forth in each of the Time of Sale Prospectus and the Prospectuses that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b)	The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date (it being understood that the officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened).

(c)	The Underwriters shall have received on the Closing Date an opinion of Stikeman Elliott LLP, Canadian counsel for the Company, dated the Closing Date, in form and substance satisfactory to you, which counsel in turn may rely upon the opinions of local counsel where it deems such reliance proper as to the laws other than the laws of Canada and of the province of Ontario (or alternatively, make arrangements to have such opinions directly addressed to the Underwriters and counsel to the Underwriters).

(d)	The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Jones Day, U.S. counsel for the Company, dated the Closing Date, in form and substance satisfactory to you.

(e)	The Underwriters shall have received on the Closing Date an opinion of Davies Ward Phillips & Vineberg LLP, Canadian counsel for the Underwriters, dated the Closing Date, in form and substance satisfactory to you (provided that counsel to the Underwriters shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of Canada and the province of Ontario).

(f)	The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Underwriters, dated the Closing Date, in form and substance satisfactory to you.

(g)	The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from PricewaterhouseCoopers LLP (“PwC”), containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered on the date hereof shall use a “cut-off date” not more than two business days prior to the date hereof and the letter delivered on the Closing Date shall use a “cut-off date” not more than two business days prior to the Closing Date.

(h)	The Company’s outstanding Common Shares and the Shares shall have been approved for listing on Nasdaq, subject only to official notice of issuance, and the Shares shall have been conditionally approved for listing and posting for trading on the TSX, subject only to the satisfaction by the Company of customary conditions set forth in the applicable conditional approval letter of the TSX, a copy of which will be provided by the Company to the Underwriters prior to the filing of the Canadian Final Prospectus.

(i)	The lock-up agreements, each in the form of Exhibit A hereto, between the Managers and certain shareholders, officers and directors of the Company listed on Annex A hereto relating to sales and certain other dispositions of Common Shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

(j)	The several obligations of the Underwriters to purchase Additional Shares hereunder are subject to the delivery to you on the applicable Option Closing Date of the following:

(i)	a certificate, dated the Option Closing Date and signed by an executive officer of the Company, confirming that the certificate delivered on the Closing Date pursuant to Section 5(b) hereof remains true and correct as of such Option Closing Date;

(ii)	an opinion of Stikeman Elliot LLP, Canadian counsel for the Company, dated the Option Closing Date, relating to the Additional Shares to be purchased from the Company on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(c) hereof;

(iii)	an opinion and negative assurance letter of Jones Day, U.S. counsel for the Company, dated the Option Closing Date, relating to the Additional Shares to be purchased from the Company on such Option Closing Date and otherwise to the same effect as the opinion and negative assurance letter required by Section 5(d) hereof;

(iv)	an opinion of Davies Ward Phillips & Vineberg LLP, Canadian counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(e) hereof;

(v)	an opinion and negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion and negative assurance letter required by Section 5(f) hereof; and

(vi)	a letter dated the Option Closing Date, in form and substance satisfactory to the Underwriters, from PwC, substantially in the same form and substance as the letter furnished to the Underwriters pursuant to Section 5(g) hereof; provided that the letter delivered on the Option Closing Date shall use a “cut-off date” not earlier than two business days prior to such Option Closing Date.

(k)	such other documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Shares to be sold on the Closing Date or such Option Closing Date, as applicable, and other matters related to the issuance of such Shares.

6.	Covenants of the Company. The Company covenants with each Underwriter as follows:

(a)	To furnish to you, without charge, a signed copy of the Registration Statement (without exhibits thereto and documents incorporated by reference therein) and to deliver to each of the Underwriters as many copies of the Time of Sale Prospectus, the Prospectuses, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b)	All sums payable by the Company under this Agreement shall be paid free and clear of and without deductions or withholdings of any present or future taxes, levies, imposts, charges or duties, unless the deduction or withholding is required by law, in which case the Company shall pay such additional amount as will result in the receipt by each Underwriter of the full amount that would have been received had no deduction or withholding been made. No such additional amount shall be paid if (a) such deduction or withholding results from an Underwriter having rendered services in Canada or in the Province of Ontario, (b) such deduction or withholding results from a connection of an Underwriter with the taxing jurisdiction other than the mere entering into of this Agreement or receipt of payments or performance of obligations hereunder or (c) such deduction or withholding would not have been required but for the failure of an Underwriter to comply with any reasonable certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with the taxing jurisdiction of such Underwriter.

(c)	Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses or the Canadian Base Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement without your prior consent, which consent shall not be unreasonably withheld, and to file (i) the Canadian Final Prospectus with the Reviewing Authority and each of the other Canadian Securities Commissions in accordance with the Canadian Shelf Procedures not later than the Reviewing Authority’s close of business on the business day following the execution and delivery of this Agreement and (ii) U.S. Final Prospectus with the Commission within the applicable period specified in General Instruction II.L. of Form F-10 under the Securities Act.

(d)	To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object; provided that, if in the reasonable opinion of counsel for the Company, any such amendment or supplement shall be required by law or regulation to be used, the Company shall be permitted to file such amendment or supplement after taking into account such comments as you may reasonably make on the content, form or other aspects of such amendment or supplement.

(e)	To prepare, in consultation with the Managers, and approve in writing, prior to such time any marketing materials are provided to potential investors in Shares, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential investor, such marketing materials to comply with Canadian Securities Laws and U.S. securities laws and to be acceptable in form and substance to the Company and the Underwriters, acting reasonably, and to file or deliver any such marketing materials to the Canadian Securities Commissions in compliance with Canadian Securities Laws.

(f)	Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(g)	During the period from the date of this Agreement to the later of the Closing Date and the date of completion of distribution of the Shares, the Company shall, promptly after receiving notice or obtaining knowledge, notify the Underwriters and their counsel in writing of the full particulars of:

(i)	(a) the issuance by any securities commission, stock exchange or comparable authority of any order suspending or preventing the use of any of the Registration Statement, Preliminary Prospectuses, Time of Sale Prospectus, marketing materials, Prospectuses or any amendments or supplements thereto (“Offering Documents”), (b) the suspension of the qualification of the Common Shares for offering or sale in any of the Canadian Qualifying Jurisdictions or in the United States, (c) the institution or, to the Company’s knowledge, threatening of any proceeding for any of those purposes, or (d) any requests made by any securities commission, stock exchange or comparable authority for amending or supplementing any of the Offering Documents, or for additional information, and will use its reasonable best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(ii)	any Material Adverse Effect relating to the Company;

(iii)	any material fact that has arisen or has been discovered and would have been required by Canadian Securities Law or U.S. securities laws to have been stated in the Offering Documents or any Offering Document Amendment had the fact arisen or been discovered on, or prior to, the date of such document; and

(iv)	any change in any fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents or whether any event or state of facts has occurred after the date of this Agreement, which fact or change is, or may be, in any case, of such a nature as to render any statement in the Offering Documents misleading or untrue in any material respect or which would result in a misrepresentation in the Offering Documents or which would result in the Offering Documents not complying (to the extent that such compliance is required) with Canadian Securities Laws or U.S. securities laws, in each case, as at any time up to and including the later of the Closing Date and the date of completion of the distribution of the Shares.

(h)	The Company covenants and agrees with the Underwriters that it will:

(i)	promptly provide to the Underwriters via email or otherwise, and will cause each of its Subsidiaries to provide to the Underwriters, during the period commencing on the date hereof and until completion of the distribution of the Shares, copies of any filings made by the Company or its Subsidiaries of information relating to the Offering with any securities exchange or any applicable securities regulatory body in Canada or the United States or any other jurisdiction; and

(ii)	promptly provide to the Underwriters via email or otherwise, during the period commencing on the date hereof and until completion of the distribution of the Shares, drafts of any press releases (other than press releases which do not contain material facts and relate to promotion of the Company’s services, sponsorship of events or similar press releases issued with a view to market the services of the Company as opposed to disclosing material facts or other material information) of the Company relating to the Company or the Offering contemplated by this Agreement for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that the Company may issue such press releases immediately without prior Underwriters’ counsel review to the extent immediate release is required to comply with applicable Canadian Securities Laws or U.S. securities laws or other legislation or the rules and regulations of the TSX or Nasdaq and provided, further, that the consent of the Underwriters shall not be required for the issuance of any such press releases.

(i)	If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the U.S. Final Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer (whose names and addresses you shall furnish to the Company) upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply in material respects with applicable law.

(j)	If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Canadian Preliminary Prospectus to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Canadian Preliminary Prospectus to comply with Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares), forthwith to prepare, file or deliver, as applicable, with the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Canadian Preliminary Prospectus so that the statements in the Canadian Preliminary Prospectus as so amended or supplemented will not, in the light of the circumstances when the Canadian Preliminary Prospectus is delivered to a prospective purchaser, be misleading or contain a misrepresentation, or so that the Canadian Preliminary Prospectus, as amended or supplemented, will comply with Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares).

(k)	If any event shall occur or condition exist as a result of which it is necessary to amend or supplement any marketing materials in order to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the marketing materials to comply with Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares), forthwith to prepare, file or deliver, as applicable, with the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the marketing materials so that the statements in the marketing materials as so amended or supplemented will not, in the light of the circumstances when the marketing materials are delivered to a prospective purchaser, be misleading or contain a misrepresentation, or so that the marketing materials, as amended or supplemented, will comply with Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares).

(l)	If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with U.S. securities laws and Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares), forthwith to prepare, file or deliver, as applicable, with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses (or one of them) as so amended or supplemented will not, in the light of the circumstances be misleading or contain a misrepresentation or so that the Prospectuses, as amended or supplemented, will comply with U.S. securities laws and Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares).

(m)	If at any time following the distribution of any Written Testing-the-Waters Communication and prior to the distribution of the Prospectuses there occurred or occurs an event or development as a result of which such Written Testing-the-Waters Communication included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Managers and will promptly amend or supplement, at its own expense, such Written Testing-the-Waters Communication to eliminate or correct such untrue statement or omission.

(n)	To endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction where it is not presently qualified or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(o)	The Company shall pay, and shall indemnify and hold the Underwriters harmless against, any stamp, issue, registration, documentary, sales, transfer or other similar taxes, governmental charges or duties, including any interest and penalties with respect thereto, imposed under the laws of Canada or any political sub-division or taxing authority thereof or therein that is payable in connection with (i) the execution, delivery, consummation or enforcement of this Agreement, (ii) the creation, allotment and issuance of the Shares, (iii) the sale and delivery of the Shares to the Underwriters or purchasers procured by the Underwriters, or (iv) the resale and delivery of the Shares by the Underwriters in the manner contemplated herein.

(p)	To make generally available to the Company’s security holders and to you (it being understood that filings on SEDAR or EDGAR satisfy this requirement) as soon as practicable earnings statements covering four fiscal quarters of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(q)	To use its best efforts to have the Shares accepted for listing on Nasdaq and the TSX and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges.

(r)	If requested by the Managers, to prepare a final term sheet relating to the Offering, containing only information that describes the final terms of the Offering in a form consented to by the Managers, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date the final terms have been established for the Offering.

(s)	The Company will deliver to each Underwriter (or its agent), on the date of execution of this Agreement, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and the Company undertakes to provide such additional supporting documentation as each Underwriter may reasonably request in connection with the verification of the foregoing Certification.

(t)	All sums payable to an Underwriter shall be considered exclusive of any value added, goods and services, or similar taxes. Where the Company is obliged to pay such tax on any amount payable hereunder to an Underwriter, the Company shall in addition to the sum payable hereunder pay an amount equal to any applicable value added or similar tax.

(u)	Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all reasonable expenses incident to the Offering (other than underwriting discounts or commissions which shall be borne by the Company in respect of Shares), including: (i) the fees, disbursements and expenses of the Company’s counsel and the Company’s accountants in connection with the registration, qualification and delivery of the Shares under the Securities Act and the Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any base shelf prospectus, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company, any marketing materials, and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission and the Canadian Securities Commissions relating to the Shares, all printing and typesetting costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to and the sale by the Underwriters in the manner contemplated by this Agreement, including any transfer or similar taxes payable thereon, (iii) the cost of printing or producing any Blue Sky memorandum or filing fees in connection with the offer and sale of the Shares under state securities laws, including reasonable fees and disbursements of counsel to the Underwriters incurred in connection therewith, (iv) all filing fees and the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the Offering by FINRA (the fees of counsel in (iii) and (iv) not to exceed $35,000), (v) all costs and expenses incident to listing the Shares on Nasdaq and the TSX, (vi) the cost of printing any certificates representing the Shares, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the cost of printing any certificates representing the Shares, (ix) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, and expenses associated with the production of road show slides in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and 50% of the cost of any aircraft used prior to the date of this Agreement, provided that the Company will only be liable for any cost of chartered aircraft if it provided express prior consent to the use and charter and cost of such aircraft, (x) the document production charges and expenses associated with printing this Agreement, (xi) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section and (xii) all applicable sales taxes, to the extent not creditable or refundable, on any of the foregoing. It is understood, however, that except as provided in this Section, Section 8 entitled “Indemnity and Contribution” and the last paragraph of Section 10 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make.

(v)	The Company also covenants with each Underwriter that, without the prior written consent of the Managers identified in Schedule I with the authorization to release this lock-up on behalf of the Underwriters, it will not, and will not publicly disclose the intention to, during the restricted period set forth in Schedule I hereto (the “Restricted Period”), (1) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any other securities convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (3) file any registration statement with the Commission or prospectus with the Canadian Securities Commissions relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares. The foregoing sentence shall not apply to (a) the Shares to be sold by the Company hereunder, (b) the issuance of incentive compensation or equity (including Common Shares underlying equity awards) in accordance with the terms and conditions of the benefit plans described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, as such benefit plans may be adopted, amended or restated, (c) any Common Shares issued pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, (d) the filing of one or more registration statements on Form S-8 relating to stock options, other equity awards, or employee benefit plans of the Company described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, including plans to be adopted during the Restricted Period, provided that any awards issued pursuant to such plans adopted during the Restricted Period shall not vest during the Restricted Period; (e) Common Shares or other securities issued in connection with an acquisition or a transaction that includes a commercial relationship (including joint ventures, collaborations, partnership or other strategic acquisitions, but excluding stock options); provided (i) that the aggregate amount of Common Shares issued in connection with such transactions does not exceed 10% of the total shares outstanding of the Company upon consummation of the Offering and (ii) in the case of any such issuance in connection with such transactions prior to the expiration of the Restricted Period, the issuee shall sign and deliver a lock-up letter substantially in the form of Exhibit A hereto, or (f) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period. In addition, the Company covenants to cause each of the parties listed on Annex A hereto to enter into the “lock-up” agreements, each substantially in the form of Exhibit A hereto, on or before the Closing Date.

7.	Covenants of the Underwriters. Each Underwriter, severally and not jointly, covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter. Each Underwriter, severally and not jointly, agrees that (i) it has not made and will not make use of any materials that would constitute marketing materials relating to the Offering except marketing materials identified in Schedule I or marketing materials prepared in accordance with the terms and conditions hereof, and (ii) it will comply with Canadian securities laws in connection with the distribution of the Shares and the provision of any marketing materials or standard term sheets (as defined in NI 41-101) relating to the distribution of the Shares. Each of Needham & Company, LLC and Lake Street Capital Markets, LLC (collectively, the “Non Canadian Underwriters”) agrees that it will only offer and sell Shares outside of Canada and will not, directly or indirectly, solicit offers to purchase, sell or distribute Shares in Canada.

8.	Indemnity and Contribution.

(a)	The Company agrees to indemnify and hold harmless each Underwriter, and each of their respective officers, employees and agents, and each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim, but excluding loss of profits and other consequential damages) (collectively, “Damages”) arising out of any misrepresentation or untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any marketing materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show, or the Prospectuses or any amendment or supplement thereto, or any Testing-the-Waters Communication, or caused by any misrepresentation or omission or alleged misrepresentation or omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such Damages are caused by any such misrepresentation or untrue statement or omission or alleged misrepresentation or untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in paragraph (b) below. The rights of indemnity contained in this paragraph will not inure to the benefit of an indemnified party in respect of a claim other than a claim made under U.S. securities laws if the person asserting the claim was not provided by or on behalf of the Underwriters with a copy furnished promptly by the Company of any Prospectus or any amendment or supplement thereto which would have corrected any misrepresentation which is the basis of the claim and which was required under Canadian Securities Laws to be delivered to that person by the Underwriters.

(b)	Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through you expressly for use in the Registration Statement, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, any issuer free writing prospectus, marketing materials, road show, or the Prospectuses or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information in the Prospectuses furnished on behalf of each Underwriter: the information contained in the tenth through fourteenth paragraphs under the caption “Plan of Distribution” in the Time of Sale Prospectus and the U.S. Final Prospectus.

(c)	In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the reasonable fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the indemnifying party has failed within a reasonable time to retain counsel for the indemnified party in accordance with the preceding sentence or (iii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel, which shall include counsel in each of the United States and Canada in the case of a matter involving U.S. and Canadian law) for all Underwriters, and all of their respective officers, employees and agents, and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel, which shall include counsel in each of the United States and Canada in the case of a matter involving U.S. and Canadian law) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriters and such officers, employees and agents, and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by the Managers authorized to appoint counsel under this Section set forth in Schedule I hereto. In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless (i) such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(d)	To the extent the indemnification provided for in Section 8(a) or 8(b) is unavailable to an indemnified party or insufficient in respect of any Damages referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such Damages (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the Offering or (ii) if the allocation provided by clause 10(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 10(d)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such Damages and any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the Offering shall be deemed to be in the same respective proportions as the net proceeds from the Offering (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters bear to the aggregate initial public offering price of the Shares set forth in the U.S. Final Prospectus. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the misrepresentation or untrue statement of a material fact or alleged misrepresentation or untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation, statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint (nor joint and several).

(e)	The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the Damages referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such misrepresentation or untrue statement or alleged misrepresentation or untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity or otherwise.

(f)	The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, and any of their respective officers, employees or agents, any person controlling any Underwriter, or any affiliate of any Underwriter, or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

(g)	The indemnifying party hereby acknowledges and agrees that, with respect to this Section 8, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters will act as trustee for the Beneficiaries of the covenants of the indemnifying party under this Section 8 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

(h)	Provided that it has not terminated and cancelled its obligations under this Agreement to purchase the Shares in accordance with Section 9, each Non-Canadian Underwriter agrees that if any losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) (collectively, “Claims”) are made against an indemnified party (and such Claims did not include such Non-Canadian Underwriter on the basis that it did not sign the underwriters’ certificate to the Canadian Final Prospectus or Canadian Preliminary Prospectus and such Claims would have included such Non-Canadian Underwriter if it had signed such certificate) under Section 130 of the Securities Act (Ontario), or the equivalent provisions of the Canadian Securities Laws in the other Canadian Qualifying Jurisdictions, based upon a misrepresentation or alleged misrepresentation in the Canadian Final Prospectus or Canadian Preliminary Prospectus, and such indemnified party is determined by a court of competent jurisdiction or other governmental authority in a final judgment or decision from which no appeal can be made to be liable pursuant to such laws in respect of such Claims and such indemnified party does pay such Claims (the “Liability Amount”), then such Non-Canadian Underwriter shall indemnify on a several basis, and not on a joint or joint and several basis, such indemnified party from and against the Liability Amount for such Non-Canadian Underwriter’s pro rata share of such Liability Amount, on the basis of and assuming that such Non-Canadian Underwriter had signed the underwriters’ certificate to the Canadian Final Prospectus or Canadian Preliminary Prospectus, but only to the extent of its underwriting obligation under Section 2. Each Non-Canadian Underwriter shall further indemnify such indemnified party, without regard to the final outcome of any such Claims, for such Non-Canadian Underwriter’s pro rata share of any legal and other expenses reasonably incurred and paid by such indemnified party in connection with the investigation or defense of any such Claims (the “Indemnified Expenses”). For the purposes of determining the aggregate amount that the applicable Non-Canadian Underwriter is obligated to indemnify all other indemnified parties, “pro rata” will be based on the percentage determined by dividing the number of Firm Shares set forth opposite its name in Schedule II hereto by the total number of Firm Shares. For the avoidance of doubt, the maximum aggregate amount which a Non-Canadian Underwriter is required to indemnify the other indemnified parties under this Section 8(h) shall be the lesser of (i) the percentage of the total of the Liability Amount and Indemnified Expenses equal to the percentage determined by dividing the number of Firm Shares set forth opposite such Non-Canadian Underwriter’s name in Schedule II hereto by the total number of Firm Shares and (ii) the total public offering price of the Shares such Non-Canadian Underwriter is required to place or purchase pursuant to this Agreement. The amount payable by a Non-Canadian Underwriter to the indemnified parties pursuant to this Section 8(h) shall be reduced to the extent that such Non-Canadian Underwriter is required to pay damages directly to plaintiffs under Canadian Securities Laws in connection with the Claim or Claims that are the subject matter of the indemnification being sought. Further, a Non-Canadian Underwriter will only be required to make payment to an indemnified party pursuant to this Section 8(h) if (i) such indemnified party has used reasonable commercial efforts to be reimbursed for the Liability Amount and Indemnified Expenses pursuant to Section 8 but has not been fully reimbursed, and (ii) it has not been determined (either by a court of competent jurisdiction in a final judgment from which no appeal can be made or by acknowledgement of the indemnified party) that the Claim resulting in the Liability Amount and Indemnified Expenses was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or willful misconduct of such indemnified party and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines, or the indemnified party acknowledges, that such Claim to which such indemnified party is subject was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or willful misconduct of such indemnified party then such indemnified party shall promptly reimburse such Non-Canadian Underwriter for any Indemnified Expenses. If any Claim is asserted against any indemnified party that is or may be subject to indemnification under this Section 8(h), the indemnified party will notify the Non-Canadian Underwriters in writing as soon as possible of the particulars of such Claim (but the omission so to notify the applicable Non-Canadian Underwriters of any potential Claim shall not relieve it from any liability which it may have to any indemnified party and any omission so to notify a Non-Canadian Underwriter of any actual Claim shall affect its liability only to the extent that such Non-Canadian Underwriter is actually and materially prejudiced by that failure). Each Non-Canadian Underwriter agrees that to the extent it is not a party to such Claim, the other Underwriters will be entitled to conduct the defense of any such action or proceeding brought to enforce such Claim, and such Non-Canadian Underwriter’s liability hereunder shall not be reduced in any way based upon the conduct of such defense, unless the indemnified party is determined to be grossly negligent (by a court of competent jurisdiction in a final judgment from which no appeal can be made) in conducting such defense. The Underwriters shall provide the Non-Canadian Underwriters with notice of any material developments in the action or proceeding. With respect to any indemnified party who is not a party to this Agreement, the Underwriters other than the Non-Canadian Underwriters shall obtain and hold the rights and benefits of this Section 8(h) in trust for and on behalf of such indemnified party.

9.	Termination. The Underwriters may terminate this Agreement by notice given by the Managers to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date or any Option Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the NYSE American, Nasdaq or the TSX, (ii) trading of any securities of the Company shall have been suspended on Nasdaq or TSX, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State or Canadian authorities, or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the Managers’ judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in the Managers’ judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.

10.	Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule II bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and arrangements satisfactory to you, the Company for the purchase of such Firm Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company, except in respect of any liability which may have arisen or may arise under Sections 6(u) and 8. In any such case either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement (other than by reason of a default of one of the Underwriters), or if for any reason (other than by reason of a default of one of the Underwriters) the Company shall be unable to perform its obligations under this Agreement (which, for purposes of this paragraph, should not include termination pursuant to Section 9(i), (iii), (iv) or (v)), the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the Offering contemplated hereunder.

11.	Submission to Jurisdiction; Appointment of Agents for Service.

(a)	The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in the Borough of Manhattan in The City of New York (the “Specified Courts”) over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectuses, the Registration Statement or the Offering (each, a “Related Proceeding”). The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any Related Proceeding brought in such a court and any claim that any such Related Proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding in respect of its obligations under this Agreement.

(b)	The Company hereby irrevocably appoints AcuityAds US Inc. with offices at c/o AcuityAds US Inc., 36 East 12th Street, 2nd Floor, New York, New York 10003, as its agent for service of process in any Related Proceeding and agrees that service of process in any such Related Proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect for a period of seven years from the date of this Agreement.

12.	Recognition of the U.S. Special Resolution Regimes.

(a)	In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)	In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

13.	Entire Agreement.

(a)	This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the Offering, represents the entire agreement between the Company, on the one hand, and the Underwriters, on the other, with respect to the preparation of any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, the conduct of the Offering, and the purchase and sale of the Shares.

(b)	The Company acknowledges that in connection with the Offering: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement, any contemporaneous written agreements and prior written agreements (to the extent not superseded by this Agreement), if any, (iii) the Underwriters may have interests that differ from those of the Company and (iv) none of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice, or solicitation of any action by the Underwriters with respect to any entity or natural person. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the Offering.

14.	Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

15.	Applicable Law. This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

16.	Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

17.	Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

18.	Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you at the address set forth in Schedule I hereto; and if to the Company shall be delivered, mailed or sent to the address set forth in Schedule I hereto.

[Signature Pages to Follow]

Very truly yours,

ACUITYADS HOLDINGS INC.

By:	/s/ Jonathan Pollack
Name: Jonathan Pollack
Title: Chief Financial Officer

[Signature Page to Underwriting Agreement]

Accepted as of the date hereof

CANACCORD GENUITY LLC

By:	/s/ Jason Partenza
Name: Jason Partenza
Title: Managing Director, Investment Banking

CANACCORD GENUITY CORP.

By:	/s/ Myles Hiscock
Name: Myles Hiscock
Title: Managing Director, Investment Banking

NEEDHAM & COMPANY, LLC

By:	/s/ Matthew Castrovince
Name: Matthew Castrovince
Title: Principal

TD SECURITIES INC.

By:	/s/ Jay Oduwole
Name: Jay Oduwole
Title: Vice President

RBC DOMINION SECURITIES INC.

By:	/s/ Aly Gillani
Name: Aly Gillani
Title: Managing Director

[Signature Page to Underwriting Agreement]

ROTH CANADA, ULC

By:	/s/ Braden Fletcher
Name: Braden Fletcher
Title: President & Head of Investment Banking

EIGHT CAPITAL

By:	/s/ Stephen Delaney
Name: Stephen Delaney
Title: Principal, Head of Investment Banking

DESJARDINS SECURITIES INC.

By:	/s/ Andrew Kennedy
Name: Andrew Kennedy
Title: Managing Director

ECHELON WEALTH PARTNERS INC.

By:	/s/ Asad Said
Name: Asad Said
Title: Managing Director, Co-Head of Capital Markets

PARADIGM CAPITAL INC.

By:	/s/ Barry Richards
Name: Barry Richards
Title: Managing Director

[Signature Page to Underwriting Agreement]

SCHEDULE I

Managers:	Canaccord Genuity LLC Needham & Company, LLC

Managers authorized to release lock-up under Section 6(v):	Canaccord Genuity LLC Needham & Company, LLC

Managers authorized to appoint counsel under Section 8(c):	Canaccord Genuity LLC Needham & Company, LLC

Registration Statement File No.:	333-256909

Written Testing-the-Waters / Wall Cross Communications:	AcuityAds Holdings Inc. Corporate Presentation dated June 2021

Marketing Materials:	AcuityAds Holdings Inc. U.S. Roadshow Presentation dated June 2021

Time of Sale Prospectus:	1. U.S. Preliminary Prospectus 2. Orally conveyed information: Initial Public Offering Price: US$10.15 Number of Firm Shares: 4,926,109 Number of Additional Shares: 738,916

Lock-up Restricted Period:	90 days after the date hereof

Title of Shares to be purchased:	Common Shares

Number of Firm Shares:	4,926,109 Firm Shares

Number of Additional Shares:	738,916 Additional Shares

Purchase Price:	US$9.59175 a share (being a gross purchase price of US$10.15 net an underwriting commission of US$0.55825)

Initial Public Offering Price:	US$10.15 a share

Selling Concession:	US$0.33495 a share

Closing Date and Time:	June 14, 2021 9:00 a.m.

Address for Notices to Underwriters:	Canaccord Genuity LLC 99 High Street, 12th Floor Boston, MA 02110 Attention: Jennifer Pardi Needham & Company, LLC 250 Park Avenue, 10th Floor New York, New York 10177 Attention: Matthew Castrovince

Address for Notices to the Company:	AcuityAds Holdings Inc. 70 University Avenue, Suite 1200 Toronto, Ontario M5J 2M4 Attention: Chief Financial Officer

Sch. I-1

SCHEDULE II

Underwriters	Number of Firm Shares
Canaccord Genuity LLC	1,724,138
Needham & Company, LLC	1,477,833
RBC Capital Markets, LLC	640,394
TD Securities (USA) LLC	394,089
Lake Street Capital Markets, LLC	221,675
Roth Canada, ULC	221,675
Eight Capital	98,522
Desjardins Securities Inc.	49,261
Echelon Wealth Partners Inc.	49,261
Paradigm Capital Inc.	49,261
Total	4,926,109

Sch. II

SCHEDULE III

Material Subsidiaries

Name	Jurisdiction of Incorporation	Authorized Share Capital	Issued and Outstanding Shares
AcuityAds Inc.	Ontario	Unlimited Common Shares	100 Common Shares
AcuityAds US Inc.	New York	200 Shares of Common Stock	10 Shares of Common Stock
Adman Interactive S.L.U.	Spain	208,601 Common Shares	208,601 Common Shares
140 Proof, Inc.	Delaware	1,000 Shares of Common Stock	100 Shares of Common Stock

Other Subsidiaries

Name	Jurisdiction of Incorporation
Adman Media Colombia, S.A.S.	Colombia
Adman Media Mexico, S. de R.L. de C.V.	Mexico
Adman Media Brasil, ITDA	Brazil
Adman Media USA, L.L.C.	Florida
Adman Media S.A.S.	Argentina

Sch. III

EXHIBIT A

FORM OF LOCK-UP LETTER

[ ], 2021

Canaccord Genuity LLC

Needham & Company, LLC

c/o Canaccord Genuity LLC

99 High Street, 12th Floor

Boston, MA 02110

c/o Needham & Company, LLC

250 Park Avenue, 10th Floor

New York, New York 10177

Ladies and Gentlemen:

The undersigned understands that Canaccord Genuity LLC and Needham & Company, LLC (collectively, the “Managers”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with AcuityAds Holdings Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including the Managers (the “Underwriters”), of common shares of the Company (the “Common Shares”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Managers on behalf of the Underwriters, it will not, and will not publicly disclose the intention to, during the period commencing on the date hereof and ending on the date that is 90 days after the date of the final U.S. prospectus (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer (which, for the avoidance of doubt, shall not include transfers from any account directly or beneficially owned by the undersigned to any other account directly or beneficially owned by the undersigned) or dispose of, directly or indirectly, any Common Shares beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The undersigned acknowledges and agrees that the foregoing precludes the undersigned from engaging in any hedging or other transactions designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any Common Shares, or securities convertible into or exercisable or exchangeable for Common Shares, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than the undersigned

Ex. A-1

The foregoing sentence shall not apply to:

(a)	Common Shares to be sold pursuant to the Underwriting Agreement;

(b)	transactions relating to Common Shares or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing or announcement shall be required under applicable securities laws or shall be voluntarily made during the Restricted Period in connection with subsequent sales of Common Shares or other securities acquired in such open market transactions;

(c)	transfers of Common Shares or any security convertible into Common Shares as a bona fide gift or gifts or for bona fide estate planning purposes, including charitable contributions;

(d)	distributions of Common Shares or any security convertible into Common Shares to limited partners, members or stockholders or other equity holders of the undersigned;

(e)	transfers by the undersigned of Common Shares or any security convertible into Common Shares (1) to limited partners, members, beneficiaries or stockholders or other equity holders of the undersigned, (2) to any investment fund, estate planning vehicle or other entity controlled or managed by the undersigned, (3) as a result of the operation of law through estate, other testamentary document or intestate succession, pursuant to a qualified domestic order or in connection with a divorce settlement or pursuant to an order of a court or regulatory agency, (4) to any immediate family member of the undersigned or any beneficiary thereof or any trust for the direct or indirect benefit of the undersigned or any beneficiary thereof or any immediate family member of the undersigned or any beneficiary thereof (including any immediate family relationship of blood, marriage or adoption, at most as remote as first cousin), (5) pursuant to a subdivision or other reorganization of any trust for the direct or indirect benefit of the undersigned or any beneficiary thereof or any immediate family member of the undersigned or any beneficiary thereof (including any immediate family relationship of blood, marriage or adoption, at most as remote as first cousin), or (6) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible hereunder;

provided that in the case of any transfer or distribution pursuant to clause (c), (d) or (e), (i) each donee, distributee or transferee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) no filing reporting a reduction in beneficial ownership of Common Shares shall be required or shall be voluntarily made during the Restricted Period;

(f)	a bona fide third-party tender offer, take-over bid, plan of arrangement, merger, consolidation or other similar transaction made to all holders of Common Shares involving a Change of Control (as defined below) of the Company, provided that such tender offer, merger, consolidation or other such transaction is approved by the board of directors of the Company; and provided further that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Common Shares owned by the undersigned shall remain subject to the provisions of this lock-up agreement;

Ex. A-2

(g)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period; and

(h)	receipt of securities (including on a “net” basis with transfers to the Company) solely made in connection with exercises of outstanding stock options or warrants or vesting and/or redemptions of restricted share units, performance share units or other equity awards of the Company, provided that any Common Shares received upon such exercise, vesting and/or redemption will be subject to the terms of this lock-up agreement, provided further that to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned regarding any exercise, vesting or redemption under this clause (h), such announcement or filing shall include a statement to the effect that no transfer of remaining Common Shares from such exercises, vesting and/or redemption may be made during the Restricted Period.

For purposes of clause (f) above, “Change of Control” shall mean the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of the voting stock of the Company.

In addition, except as set forth in this agreement, the undersigned agrees that, without the prior written consent of the Managers on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Common Shares except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Ex. A-3

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the Public Offering of the Common Shares and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that, although the Underwriters may provide certain Regulation Best Interest and Form CRS disclosures or other related documentation to you in connection with the Public Offering, the Underwriters are not making a recommendation to you to participate in the Public Offering or sell any Common Shares at the price determined in the Public Offering, and nothing set forth in such disclosures or documentation is intended to suggest that any Underwriter is making such a recommendation.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

This lock-up agreement shall automatically terminate upon the earliest to occur of (a) the date the Company notifies the Managers in writing prior to the execution of the Underwriting Agreement that the Company does not intend to proceed with the Offering; (b) the termination date of the Underwriting Agreement (other than the provisions thereof that survive termination), provided that no Common Shares have been delivered and paid for pursuant to the Underwriting Agreement before such date; (c) the withdrawal of the Registration Statement prior to execution of the Underwriting Agreement; and (d) July 31, 2021 in the event that the Underwriting Agreement has not been executed by such date.

This lock-up agreement may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This agreement shall be governed by and construed in accordance with the laws of the State of New York.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Ex. A-4

Very truly yours,

(Name)

Ex. A-5

Annex A

Locked-Up Parties

Tal Hayek

Jonathan Pollack

Rachel Kapcan

Joe Ontman

Oren Hisherik

Sheldon Pollack

Roger Dent

Igal Mayer

Yishay Waxman

Corey Ferengul

Annex A-1